SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

European Embedded Value (EEV) Basis Results

SUMMARISED CONSOLIDATED INCOME STATEMENT

		2019 $m			2018 $m

		Asia	US	Group total	Group total
	Note
Continuing operations:
New business	3	3,522	883	4,405	4,707
Business in force	4	2,366	874	3,240	3,975
Long-term business		5,888	1,757	7,645	8,682
Asset management		250	25	275	216
Operating profit from long-term business and asset management		6,138	1,782	7,920	8,898
Other income and expenditurenote (i)				(923)	(969)
Restructuring costsnote (ii)				(92)	(63)
Operating profit from continuing operations				6,905	7,866
Short-term fluctuations in investment returns	5			3,254	(3,335)
Effect of changes in economic assumptions	6			(1,868)	416
Impact of NAIC reform, hedge modelling and other related changes in the US	7			(3,457)	-
Mark-to-market value movements on core structural borrowings	8			(466)	733
Loss attaching to corporate transactions	9			(207)	(100)
Non-operating loss from continuing operations				(2,744)	(2,286)
Profit for the year from continuing operations				4,161	5,580
(Loss) profit for the year from discontinued operations				(4,797)	546
(Loss) profit for the year				(636)	6,126

Attributable to:
Equity holders of the Company:
From continuing operations				4,152	5,576
From discontinued operations				(4,797)	546
Non-controlling interests from continuing operations				9	4
				(636)	6,126

EEV basis basic earnings per share
				2019	2018
Based on operating profit from continuing operations after non-controlling interests (in cents)				266.6¢	305.3¢
Based on (loss) profit for the year attributable to equity holders of the Company (in cents)
From continuing operations				160.5¢	216.5¢
From discontinued operations				(185.4)¢	21.2¢
				(24.9)¢	237.7¢

Weighted average number of shares in the year (millions)				2,587	2,575

Notes
(i)    EEV basis other income and expenditure represents the post-tax IFRS basis results for other operations (including interest costs on core structural borrowings, corporate expenditure for head office functions in London and Hong Kong, the Group's treasury function and Africa operations) less the unwind of expected margins on the internal management of the assets of the covered business (as explained in note 14(i)(g)).
(ii)   Restructuring costs include group-wide costs incurred for IFRS 17 implementation in 2019 from continuing operations.

MOVEMENT IN SHAREHOLDERS' EQUITY

	2019 $m						2018* $m
	Asia	US	Other	Total continuing operations	Discontinued UK and Europe operations	Group total	Group total
Continuing operations:
Operating profit from long-term and asset management businesses	6,138	1,782	-	7,920		7,920	8,898
Other income and expenditure	-	-	(923)	(923)		(923)	(969)
Restructuring costs	(31)	(5)	(56)	(92)		(92)	(63)
Operating profit (loss) from continuing operations	6,107	1,777	(979)	6,905		6,905	7,866
Non-operating profit (loss) from continuing operations	1,962	(3,802)	(904)	(2,744)		(2,744)	(2,286)
Profit (loss) for the year from continuing operations	8,069	(2,025)	(1,883)	4,161		4,161	5,580
(Loss) profit for the year from discontinued operationsnote (iv)	-	-	-	-	(4,797)	(4,797)	546
Profit (loss) for the year	8,069	(2,025)	(1,883)	4,161	(4,797)	(636)	6,126
Non-controlling interests	(6)	-	(3)	(9)	-	(9)	(4)
Foreign exchange movements on operations	409	-	34	443	223	666	(1,574)
Intra-group dividends and investment in operationsnote (i)	(1,270)	(525)	7,276	5,481	(5,481)	-	-
External dividends	-	-	(1,634)	(1,634)	-	(1,634)	(1,662)
Mark-to-market value movements on Jackson assets backing surplus and required capital	-	206	-	206	-	206	(127)
Other movementsnote (ii)	25	(23)	(40)	(38)	133	95	176
Demerger dividend in specie of M&G plc	-	-	-	-	(7,379)	(7,379)	-
Net increase (decrease) in shareholders' equity	7,227	(2,367)	3,750	8,610	(17,301)	(8,691)	2,935
Shareholders' equity at beginning of year	32,008	18,709	(4,616)	46,101	17,301	63,402	60,467
Shareholders' equity at end of year	39,235	16,342	(866)	54,711	-	54,711	63,402

Representing:
Long-term business	37,843	16,336	-	54,179	-	54,179	64,174
Asset management and other	596	6	(892)	(290)	-	(290)	(2,874)
Goodwillnote (v)	796	-	26	822	-	822	2,102
Shareholders' equity at end of year	39,235	16,342	(866)	54,711	-	54,711	63,402
Shareholders' equity per share at end of yearnote (iii)	1,508¢	628¢	(33)¢	2,103¢	-	2,103¢	2,445¢

Long-term business	30,985	18,658	-	49,643	14,531	64,174	62,116
Asset management and other	389	51	(4,616)	(4,176)	1,302	(2,874)	(3,621)
Goodwillnote (v)	634	-	-	634	1,468	2,102	1,972
Shareholders' equity at beginning of year	32,008	18,709	(4,616)	46,101	17,301	63,402	60,467
Shareholders' equity per share at beginning of yearnote (iii)	1,234¢	722¢	(178)¢	1,778¢	667¢	2,445¢	2,337¢
* The 2018 comparative results have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars and the reclassification of the Group's UK and Europe operations as discontinued operations in 2019 (see note 1).

Notes
(i)    Intra-group dividends represent dividends that have been declared in the year. Dividends payable by the discontinued UK and Europe operations (M&G plc) to Prudential plc includes a $3,841 million pre-demerger dividend, cash dividends paid in the period of $684 million and restructuring impacts related to the demerger. Investment in operations reflects movements in share capital. The amounts included for these items in the analysis of movement in free surplus (note 11) for Asia are as per the holding company cash flow at transaction rates. The difference primarily relates to intra-group loans, foreign exchange and other non-cash items.
(ii)   Other movements include reserve movements in respect of the shareholders' share of actuarial gains and losses on defined benefit pension schemes that were transferred to M&G plc at 30 June 2019, share capital subscribed, share-based payments, treasury shares and intra-group transfers between operations that have no overall effect on the Group's shareholders' equity.
(iii)  Based on the number of issued shares at the end of 2019 of 2,601 million shares (end of 2018/beginning of 2019: 2,593 million shares, beginning of 2018: 2,587 million shares).
(iv)  On 21 October 2019, the Group completed the demerger of its UK and Europe operations (M&G plc), resulting in two separately listed companies. The demerger dividend in specie of M&G plc has been recorded at the fair value of M&G plc at the date of the demerger. The difference between the fair value and its carrying value, together with profit earned up to the date of the demerger have been recorded as loss for the year from the discontinued UK and Europe operations.
(v)   Representing goodwill attributable to shareholders.

SUMMARY STATEMENT OF FINANCIAL POSITION

	31 Dec 2019 $m	31 Dec 2018 $m
Assets less liabilities before deduction of insurance funds	396,241	549,264
Less insurance funds:*
Policyholder liabilities (net of reinsurers' share) and unallocated surplus of with-profits funds	(376,572)	(527,273)
Shareholders' accrued interest in the long-term business	35,234	41,434
	(341,338)	(485,839)
Less non-controlling interests	(192)	(23)
Total net assets attributable to equity holders of the Company	54,711	63,402

Share capital	172	166
Share premium	2,625	2,502
IFRS basis shareholders' reserves	16,680	19,300
IFRS basis shareholders' equity	19,477	21,968
Shareholders' accrued interest in the long-term business	35,234	41,434
EEV basis shareholders' equity	54,711	63,402

Representing:
Continuing operations	54,711	46,101
Discontinued UK and Europe operations	-	17,301
EEV basis shareholders' equity	54,711	63,402
* Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

NOTES ON THE EEV BASIS RESULTS

1    Basis of preparation

The EEV basis results have been prepared in accordance with the EEV Principles issued by the European Insurance CFO Forum in 2016. The EEV Principles provide consistent definitions, a framework for setting actuarial assumptions and an approach to the underlying methodology and disclosures. Where appropriate, the EEV basis results include the effects of adoption of EU-endorsed IFRS. The Directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles.

The Group completed the demerger of its UK and Europe operations, M&G plc, from the Prudential plc Group on 21 October 2019. In line with the treatment of the results under IFRS, the EEV basis results for the Group's UK and Europe operations have been reclassified as discontinued operations and removed from the Group's key performance indicators (KPIs). In the subsequent notes, comparative amounts have been represented to show continuing operations only in order to present the results on a comparable basis. The Directors have also elected to change the Group's presentation currency from pounds sterling to US dollars. The 2018 comparative results have been accordingly re-presented from those previously published for these changes (see note A1 of the Group IFRS financial statements for exchange rates used).

Overview
Results prepared under the EEV Principles represent the present value of the shareholders' interest in the post-tax future profits (on a local statutory basis) expected to arise from the current book of long-term business, after sufficient allowance has been made for the aggregate risks in that business. The shareholders' interest in the Group's long-term business comprises:

-      The present value of expected future shareholder cash flows from the in-force covered business (value of in-force business), less explicit allowance for the cost of locked-in required capital and the time value of financial options and guarantees across a range of economic scenarios;
-      Locked-in required capital, based on the applicable local statutory regulations, including any amounts considered to be required above the local statutory minimum requirements to satisfy regulatory constraints (the application of this principle to each business unit is set out below); and
-      The shareholders' total net worth in excess of required capital (free surplus). Free surplus is defined in note 11.

Required capital
For shareholder-backed business, the following capital requirements apply for long-term business:

-      Asia: the level of required capital has been set to an amount at least equal to local statutory notification requirements. For China JV life operations, the level of required capital follows the approach for embedded value reporting issued by the China Association of Actuaries (CAA) reflecting the China Risk Oriented Solvency System (C-ROSS) regime; and
-      US: the level of required capital has been set at 250 per cent of the risk-based capital (RBC) required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level (CAL).

Key assumptions
The value of in-force business is determined by projecting post-tax future profits (on a local statutory basis) by product, using best estimate assumptions for operating factors such as persistency, mortality, morbidity and expenses. Explicit allowances are made for the cost of holding required capital under the applicable local statutory regimes and the time value of financial options and guarantees (TVOG). The TVOG is determined by weighting the probability of outcomes across a large number of different economic scenarios, and is less applicable to health and protection business that generally contain more limited financial options or guarantees.

As well as best estimate assumptions for operating factors, the projected cash flows assume a level of future investment return and are discounted using a risk discount rate. Both the risk discount rate and investment return are updated at each valuation date in line with changes in the risk-free rates. During 2019, this has had an overall negative effect on new business and in-force profitability. Different products will be sensitive to different assumptions, for example, spread-based products or products with guarantees are likely to benefit from higher assumed investment returns.

Risk discount rates are set equal to the risk-free rate at the valuation date plus a product-specific allowance for market and non-market risks, excluding risks explicitly captured elsewhere such as via the TVOG. Products such as participating and unit-linked business will have typically a higher allowance for market risk as compared to health and protection products due to a higher proportion of equity-type assets within the investment portfolio. Other product design and business features also affect the risks attached to the emergence of shareholder cash flows, for example, the construct of with-profits funds in some business units can reduce the sensitivity of both policyholder and shareholder cash flows for participating products. Risk discount rates in any one business unit will reflect a blend of the risks attaching to the products written in that business.

The value of future new business is excluded from the embedded value.

A description of the EEV methodology and accounting presentation is provided in note 14, including an explanation of the delineation of profit between operating profit based on longer-term investment returns and non-operating items. Further details of best estimate assumptions are provided in note 15.

2    Results analysis by business area

The 2018 comparative results are shown below on both actual exchange rates (AER) and constant exchange rates (CER) bases. The 2018 CER comparative results are translated at 2019 average exchange rates for US dollars following the change in the Group's presentation currency.

Annual premium equivalents (APE) from continuing operationsnote 16

				Actual exchange rate				Constant exchange rate
	2019 $m		2018 $m		Change %		2018 $m		Change %
	Annual premium equivalent	New business profit	Annual premium equivalent	New business profit	Annual premium equivalent	New business profit	Annual premium equivalent	New business profit	Annual premium equivalent	New business profit
Asia	5,161	3,522	4,999	3,477	3%	1%	4,959	3,460	4%	2%
US	2,223	883	2,059	1,230	8%	(28)%	2,059	1,230	8%	(28)%
Group total	7,384	4,405	7,058	4,707	5%	(6)%	7,018	4,690	5%	(6)%

Profit for the year

		Actual exchange rate		Constant exchange rate
	2019 $m	2018 $m	Change %	2018 $m	Change %
Continuing operations:
Asia
Long-term business	5,888	5,858	1%	5,843	1%
Asset management	250	212	18%	209	20%
Total	6,138	6,070	1%	6,052	1%
US
Long-term business	1,757	2,824	(38)%	2,824	(38)%
Asset management	25	4	525%	4	525%
Total	1,782	2,828	(37)%	2,828	(37)%
Operating profit from long-term business and asset management	7,920	8,898	(11)%	8,880	(11)%
Other income and expenditure	(923)	(969)	5%	(936)	1%
Restructuring costs	(92)	(63)	(46)%	(61)	(51)%
Operating profit from continuing operations	6,905	7,866	(12)%	7,883	(12)%
Short-term fluctuations in investment returns	3,254	(3,335)		(3,333)
Effect of changes in economic assumptions	(1,868)	416		417
Impact of NAIC reform, hedge modelling and other related changes in the US	(3,457)	-		-
Mark-to-market value movements on core structural borrowings	(466)	733		702
Loss attaching to corporate transactions	(207)	(100)		(99)
Total non-operating loss from continuing operations	(2,744)	(2,286)		(2,313)
Profit for the year from continuing operations	4,161	5,580	(25)%	5,570	(25)%
(Loss) profit for the year from discontinued operations	(4,797)	546	(979)%	522	(1019)%
(Loss) profit for the year	(636)	6,126	(110)%	6,092	(110)%

EEV basis basic earnings per share

		Actual exchange rate		Constant exchange rate
	2019	2018	Change %	2018	Change %
Based on operating profit from continuing operations after non-controlling interests (in cents)	266.6¢	305.3¢	(13)%	306.1¢	(13)%
Based on (loss) profit for the year attributable to equity holders of the Company (in cents):
From continuing operations	160.5¢	216.5¢	(26)%	216.3¢	(26)%
From discontinued operations	(185.4)¢	21.2¢	(975)%	20.3¢	(1013)%
	(24.9)¢	237.7¢	(110)%	236.6¢	(111)%

3    Analysis of new business contribution

	2019
	Annual premium	Present value of new business	New business	New business margin
	equivalents (APE)	premiums (PVNBP)	contribution	APE	PVNBP
	$m	$m	$m	%	%
	note 16	note 16	note (i)
Asianote (ii)	5,161	29,244	3,522	68%	12.0%
US	2,223	22,231	883	40%	4.0%
Group total	7,384	51,475	4,405	60%	8.6%

	2018
	Annual premium	Present value of new business	New business	New business margin
	equivalents (APE)	premiums (PVNBP)	contribution	APE	PVNBP
	$m	$m	$m	%	%
	note 16	note 16	note (i)
Asianote (ii)	4,999	27,711	3,477	70%	12.5%
US	2,059	20,593	1,230	60%	6.0%
Group total	7,058	48,304	4,707	67%	9.7%

Notes
(i)    The movement in new business contribution from $4,707 million for 2018 to $4,405 million for 2019 from continuing operations is analysed as follows:

	Asia $m	US $m	Group total $m
2018 new business contribution	3,477	1,230	4,707
Foreign exchange movement	(17)	-	(17)
Effect of changes in interest rates and other economic assumptions	(35)	(155)	(190)
Impact of US EEV hedge modelling enhancementsnote 7	-	(114)	(114)
Sales volume, business and product mix and other items	97	(78)	19
2019 new business contribution	3,522	883	4,405

(ii)   Asia new business contribution is analysed as follows:

	2019 $m	2018 $m
		AER	CER
China JV	262	199	190
Hong Kong	2,042	2,309	2,310
Indonesia	227	163	163
Taiwan	75	61	56
Other	916	745	741
Total Asia	3,522	3,477	3,460

4    Operating profit from long-term business in force

	2019 $m			2018 $m
	Asia	US	Group total	Asia	US	Group total
Unwind of discount and other expected returnsnote (i)	1,542	728	2,270	1,626	1,176	2,802
Effect of changes in operating assumptionsnote (ii)	539	1	540	457	154	611
Experience variances and other itemsnote (iii)	285	145	430	298	264	562
Total operating profit from long-term business in force	2,366	874	3,240	2,381	1,594	3,975

Notes
(i)    The movement in unwind of discount and other expected returns from $2,802 million for 2018 to $2,270 million for 2019 from continuing operations is analysed as follows:

	Asia $m	US $m	Group total $m
2018 unwind of discount and other expected returns	1,626	1,176	2,802
Foreign exchange movement	(12)	-	(12)
Effect of changes in interest rates and other economic assumptions	(234)	(104)	(338)
Impact of US EEV hedge modelling enhancementsnote 7	-	(210)	(210)
Growth in opening value of in-force business and other items	162	(134)	28
2019 unwind of discount and other expected returns	1,542	728	2,270

(ii)   The 2019 effect of changes in operating assumptions of $539 million in Asia principally reflects the outcome from the annual review of persistency, claims and expense experience, together with the benefit of medical repricing management actions and the beneficial effect on the effective tax rate for China JV from changes to tax legislation in the first half of 2019.

(iii)  In Asia, the 2019 effect of experience variances and other items of $285 million is driven overall by positive mortality and morbidity experience in a number of local business units, together with positive persistency variance from participating and health and protection products.

In the US, the effect of experience variances and other items is analysed as follows:

	2019 $m	2018 $m
Spread experience variance	38	52
Amortisation of interest-related realised gains and losses	102	123
Other items	5	89
Total US experience variances and other items	145	264

  Expected period of emergence
5    Short-term fluctuations in investment returns

	2019 $m	2018 $m
Asia
Hong Kong	1,526	(737)
Indonesia	(14)	(103)
Malaysia	(20)	(109)
Singapore	338	(311)
Taiwan	147	(37)
Thailand	319	(61)
Other	155	(16)
Total Asianote (i)	2,451	(1,374)
US
Investment return related experience on fixed income securitiesnote (ii)	(243)	80
Investment return related impact due to changed expectation of profits on in-force variable annuity business in future periods based on current period separate account return, net of related hedging activity and other itemsnote (iii)	1,119	(2,057)
Total US	876	(1,977)
Other operations	(73)	16
Group total	3,254	(3,335)

Notes
(i)    For 2019, the credit of $2,451 million mainly represents the increase in bond and equity values in Hong Kong and higher than expected investment returns in Singapore, Thailand and Taiwan. The small losses in Indonesia and Malaysia represent bond gains being more than offset by lower than expected equity returns.
(ii)   The net result relating to fixed income securities reflects a number of offsetting items as follows:
-      The impact on portfolio yields of changes in the asset portfolio in the year;
-      Credit experience versus the longer-term assumption (which in 2019 was positive); and
-      The difference between actual realised gains and losses and the amortisation of interest-related realised gains and losses that is recorded within operating profit.
(iii)  This item reflects the net impact of:
-      Changes in projected future fees and future benefit costs arising from the difference between the actual growth in separate account asset values of 24.1 per cent and that assumed of 4.8 per cent (geometric) (2018: actual growth of negative 5.4 per cent compared to assumed growth of positive 5.3 per cent (geometric)); and
-      Related hedging activity arising from realised and unrealised gains and losses on equity and interest rate derivatives compared to the updated expected long-term allowance for hedging costs recorded in operating profit, and other items.

6    Effect of changes in economic assumptions

	2019 $m	2018 $m
Asia
Hong Kong	(853)	220
Indonesia	141	(126)
Malaysia	127	(25)
Singapore	18	93
Taiwan	(142)	(19)
Thailand	(220)	37
Other	262	(27)
Total Asianote (i)	(667)	153
US
Variable annuity businessnote (ii)	(1,556)	487
Fixed annuity and other general account businessnote (iii)	355	(224)
Total US	(1,201)	263
Group total	(1,868)	416

Notes
(i)    In 2019, the negative effect of $(667) million largely arises from movements in long-term interest rates, resulting in lower assumed fund earned rates in Hong Kong, Thailand and Taiwan, partially offset by the positive effect of lower risk discount rates in Indonesia and Malaysia in valuing future profits for health and protection business and the effect of changes to the basis of setting economic assumptions as described in note 14(i)(h) and note 15(i).
(ii)   In 2019, the charge of $(1,556) million mainly reflects the effect of a decrease in the assumed separate account return, following the 80 basis points decrease in the US 10-year treasury yield over the year, partially offset by the increase in US equity risk premium as described in note 15(i), resulting in lower projected fee income and an increase in projected benefit costs for variable annuity business.
(iii)  For fixed annuity and other general account business, the impact of $355 million reflects the increase in the present value of future projected spread income from the combined decrease in interest rates and credit spreads in the year.

7    Impact of NAIC reform, hedge modelling and other related changes in the US

2019 $m
Impact of NAIC reform adopted at 31 December 2019note (i)	37
Impact of hedge modelling changes and other NAIC reform related changesnote (ii)	(3,494)
Total EEV impact of NAIC reform, hedge modelling and other related changes in the US	(3,457)

Notes
(i)    The National Association of Insurance Commissioners (NAIC) has implemented changes to the US statutory reserve and capital framework for variable annuities, effective from 1 January 2020. Jackson has chosen to early adopt the changes at 31 December 2019 for US statutory reporting and the Group has updated EEV accordingly. The impact on Group EEV is a $37 million benefit, with the increase in the cost of capital from higher capital requirements more than offset by the timing benefit from releasing policyholder liabilities earlier than previously anticipated. The impact on the various components of EEV as at 31 December 2019 is shown below. As discussed in note 14(i)(e), the below is based on a capital requirement of 250 per cent of the risk-based capital company action level and so the impact on free surplus is not equal to the effect on Jackson's US statutory position.

	Free surplus	Required capital	Total net worth	Value of in-force business	Total embedded value
	$m	$m	$m	$m	$m
Impact of NAIC reform adopted at 31 December 2019	(64)	343	279	(242)	37

Given that the NAIC reform was adopted at 31 December 2019, with the exception of the amounts shown above there are no other impacts from this change recorded in the 2019 EEV consolidated income statement or in the analysis of movement in free surplus. If the changes had been adopted with effect from 1 January 2019, the Group's 2019 EEV results would not be expected to be materially different.

(ii)   Following the implementation of the NAIC's changes to the US statutory reserve and capital framework, enhancements were made to the model used to allow for hedging within US statutory reporting. As a consequence, the Group has chosen to utilise the enhanced model within EEV to update its allowance for the long-term cost of hedging under EEV economic assumptions. In common with established practice for such changes, the EEV income statement has been prepared on the basis that this change had been effected at the start of the year, at a cost of $(3,233) million, included in non-operating profit.

The initial impact on EEV is shown as a reduction in the value of in-force business as at 1 January 2019, and so the unwind of those cash flows over the year reduces the expected transfer to net worth and hence operating free surplus generation by $(903) million. This leads to an equal and offsetting benefit in short-term fluctuations as the excess of the actual cost of hedging in 2019 over the expected cost falls accordingly. There is no impact on total free surplus generation for 2019. See note 11 for the US free surplus results.

There were no changes to Jackson's hedging philosophy during 2019, which continues to focus on the underlying economics of the products whilst managing the volatility in the statutory position. The revised allowance for the long-term cost of hedging is expected to give a more refined indication of the expected long-term cost of the dynamic hedging programme under EEV economic assumptions, albeit it is not intended to reflect the exact derivatives held at a given point in time. In common with other long-term assumptions, the allowance for the expected cost of hedging in EEV will be kept under review, particularly in light of future experience under the new variable annuity statutory capital regime.

In addition to the enhancement to the cost of hedging described above, a number of other changes have been made to EEV reporting following the NAIC reform, coupled with the objective of bringing the EEV free surplus more in line with the US statutory basis of reporting. The total impact of these changes as recorded in EEV non-operating profit was $(261) million. A reconciliation of EEV free surplus to surplus under the Group's LCSM capital measure at 31 December 2019 by segment is provided in note I(i) in the additional financial information.

8    Net core structural borrowings of shareholder-financed businesses

		31 Dec 2019 $m		31 Dec 2018 $m
	IFRS basis	Mark-to -market value adjustment	EEV basis at market value	IFRS basis	Mark-to -market value adjustment	EEV basis at market value
Holding company cash and short-term investmentsnote (i)	(2,207)	-	(2,207)	(4,121)	-	(4,121)
Central borrowings:
Subordinated debt held post demerger of M&G plcnote (ii)	4,304	327	4,631	4,785	(138)	4,647
Senior debt	690	221	911	658	222	880
Bank loan	350	-	350	350	-	350
Central funds before amounts substituted to M&G plc	5,344	548	5,892	5,793	84	5,877
Subordinated debt substituted to M&G plc in 2019note (iii)	-	-	-	3,718	82	3,800
Total central borrowings	5,344	548	5,892	9,511	166	9,677
Total net borrowings for central operations	3,137	548	3,685	5,390	166	5,556
Jackson Surplus Notes	250	85	335	250	67	317
Net core structural borrowings of shareholder-financed businessesnote (iv)	3,387	633	4,020	5,640	233	5,873

Notes
(i)    Holding company includes central finance subsidiaries.
(ii)   In May 2019, the Company redeemed its £400 million 11.375 per cent subordinated notes.
(iii)  In October 2019, Prudential plc transferred subordinated debt to M&G plc as part of the demerger. In addition to the subordinated debt held at 31 December 2018 as shown in the table above, the debt transferred included the further £300 million 3.875 per cent subordinated debt raised in July 2019.
(iv)  The movement in the value of core structural borrowings includes foreign exchange effects for pounds sterling denominated debts, which are included in 'Exchange movements on foreign operations'. The movement in the mark-to-market value adjustment can be analysed as follows:

	2019 $m	2018 $m
Mark-to-market value adjustment at beginning of year	233	1,005
Mark-to-market value adjustment on subordinated debt substituted to M&G plc at beginning of year	(82)	-
Charge (credit) in respect of mark-to-market movements included in the income statement*	466	(733)
Effect of foreign exchange movements for pounds sterling denominated debts	16	(39)
Mark-to-market value adjustment at end of year	633	233
* Relates to continuing debt only.

9    Gain (loss) attaching to corporate transactions

	2019 $m	2018 $m
Gain on disposalsnote (i)	178	-
Other corporate transactionsnote (ii)	(385)	(100)
Total	(207)	(100)

Notes
(i)    In 2019, the $178 million gain on disposals mainly relates to profits arising from a reduction in the Group's stake (from 26 per cent to 22 per cent) in its associate in India, ICICI Prudential Life Insurance Company, and the disposal of Prudential Vietnam Finance Company Limited, a wholly owned subsidiary that provides consumer finance.
(ii)   In 2019, other corporate transactions undertaken by continuing operations resulted in an EEV loss of $(385) million (2018: $(100) million). This primarily reflects costs related to the demerger of M&G plc from Prudential plc.

10   Analysis of movement in total net worth and value of in-force for long-term business

	2019 $m
	Free surplus	Required capital	Total net worth	Value of in-force business	Total embedded value
Group
Shareholders' equity at beginning of year	9,587	12,542	22,129	42,045	64,174
Demerger of UK and Europe operations	(4,676)	(6,513)	(11,189)	(3,342)	(14,531)
Shareholders' equity at beginning of year from continuing operationsnote	4,911	6,029	10,940	38,703	49,643
New business contributionnote 3	(1,158)	899	(259)	4,664	4,405
Existing business - transfer to net worth	3,081	(613)	2,468	(2,468)	-
Expected return on existing businessnote 4	141	159	300	1,970	2,270
Changes in operating assumptions and experience variancesnote 4	558	103	661	309	970
Restructuring costs	(5)	-	(5)	-	(5)
Operating profit from continuing operations	2,617	548	3,165	4,475	7,640
Non-operating profit (loss) from continuing operations	(568)	262	(306)	(1,534)	(1,840)
Profit for the year from continuing operations	2,049	810	2,859	2,941	5,800
Foreign exchange movements	66	52	118	251	369
Intra-group dividends and investment in operations	(1,633)	-	(1,633)	-	(1,633)
Other movements	2	-	2	(2)	-
Shareholders' equity at end of yearnote	5,395	6,891	12,286	41,893	54,179

Asia
Shareholders' equity at beginning of year	2,202	2,904	5,106	25,879	30,985
New business contributionnote 3	(619)	241	(378)	3,900	3,522
Existing business - transfer to net worth	1,914	(320)	1,594	(1,594)	-
Expected return on existing businessnote 4	80	67	147	1,395	1,542
Changes in operating assumptions and experience variancesnote 4	147	116	263	561	824
Operating profit based on longer-term investment returns	1,522	104	1,626	4,262	5,888
Non-operating profit	1,195	122	1,317	645	1,962
Profit for the year	2,717	226	2,943	4,907	7,850
Foreign exchange movements	66	52	118	251	369
Intra-group dividends and investment in operations	(1,108)	-	(1,108)	-	(1,108)
Other movements	(253)	-	(253)	-	(253)
Shareholders' equity at end of year	3,624	3,182	6,806	31,037	37,843

US
Shareholders' equity at beginning of year	2,709	3,125	5,834	12,824	18,658
New business contributionnote 3	(539)	658	119	764	883
Existing business - transfer to net worth	1,167	(293)	874	(874)	-
Expected return on existing businessnote 4	61	92	153	575	728
Changes in operating assumptions and experience variancesnote 4	411	(13)	398	(252)	146
Restructuring costs	(5)	-	(5)	-	(5)
Operating profit based on longer-term investment returns	1,095	444	1,539	213	1,752
Non-operating profit (loss)	(1,763)	140	(1,623)	(2,179)	(3,802)
Profit (loss) for the year	(668)	584	(84)	(1,966)	(2,050)
Intra-group dividends and investment in operations	(525)	-	(525)	-	(525)
Other movements	255	-	255	(2)	253
Shareholders' equity at end of year	1,771	3,709	5,480	10,856	16,336

Note
The net value of in-force business for continuing operations comprises the value of future margins from current in-force business less the cost of holding required capital for long-term business as shown below:

	31 Dec 2019 $m			31 Dec 2018 $m
	Asia	US	Group total	Asia	US	Group total
Value of in-force business before deduction of cost of capital and time value of options and guarantees	32,396	11,417	43,813	27,849	15,043	42,892
Cost of capital	(866)	(370)	(1,236)	(721)	(377)	(1,098)
Time value of options and guarantees*	(493)	(191)	(684)	(1,249)	(1,842)	(3,091)
Net value of in-force business	31,037	10,856	41,893	25,879	12,824	38,703
Total net worth	6,806	5,480	12,286	5,106	5,834	10,940
Total embedded value	37,843	16,336	54,179	30,985	18,658	49,643
*     The time value of options and guarantees (TVOG) arises from the variability of economic outcomes in the future and is, where appropriate, calculated as the difference between an average outcome across a range of economic scenarios, calibrated around a central scenario, and the outcome from one central economic scenario, as described in note 14(i)(d). The TVOG and the outcome from the central economic scenario are linked; as the central economic scenario is updated for market conditions and the outcome reflects more or less of the guaranteed benefit payouts and associated product charges, there will be consequential changes to the TVOG.

11   Analysis of movement in free surplus

For EEV covered business, free surplus is the excess of the regulatory basis net assets for EEV reporting purposes (total net worth) over the capital required to support the covered business. Where appropriate, adjustments are made to total net worth so that backing assets are included at fair value rather than at cost to comply with the EEV Principles. In the Group's Asia and US operations, assets deemed to be inadmissible on a local regulatory basis are included in net worth where considered recognisable on an EEV basis, with the exception of deferred tax assets in the US that are inadmissible under the local regulatory basis, which have been included in the value of in-force business (VIF) within the Group's EEV results. Free surplus for asset management and other operations (including assets and liabilities of the Group's central operations, the Group's treasury function and Africa operations) is taken to be IFRS basis post-tax earnings and shareholders' equity, net of goodwill attributable to shareholders, with subordinated debt recorded as free surplus to the extent that it is classified as available capital under the Group's capital regime. A reconciliation of EEV free surplus to the Group's Local Capital Summation Method (LCSM) surplus over Group minimum capital requirements is set out in note I(i) in the additional financial information.

	2019 $m
	Continuing operations				Discontinued UK and Europe operations	Group total
	Asia	US	Total insurance and asset management	Other
	note (a)	note (b)		note (e)
Operating free surplus generated before impact of US EEV hedge modelling enhancements and restructuring costs	1,772	2,028	3,800	(923)		2,877
Impact of US EEV hedge modelling enhancementsnote 7	-	(903)	(903)	-		(903)
Operating free surplus generated before restructuring costs	1,772	1,125	2,897	(923)		1,974
Restructuring costs	(31)	(5)	(36)	(56)		(92)
Operating free surplus generated	1,741	1,120	2,861	(979)		1,882
Non-operating profit (loss) from continuing operationsnote (f)	1,195	(1,763)	(568)	(448)		(1,016)
Free surplus generated from discontinued operationsnote (g)	-	-	-	-	2,512	2,512
Free surplus generated in the year	2,936	(643)	2,293	(1,427)	2,512	3,378
Net cash flows paid to parent companynote (h)	(950)	(525)	(1,475)	2,159	(684)	-
Demerger dividend in specie of M&G plc	-	-	-	-	(7,379)	(7,379)
External dividends	-	-	-	(1,634)	-	(1,634)
Foreign exchange movements on foreign operations, timing differences and other itemsnote (i)	(357)	185	(172)	810	(426)	212
Net movement in free surplus	1,629	(983)	646	(92)	(5,977)	(5,423)
Balance at beginning of year	2,591	2,760	5,351	3,831	5,977	15,159
Balance at end of yearnote (j)	4,220	1,777	5,997	3,739	-	9,736
Representing:
Free surplus excluding distribution rights and other intangibles	3,624	1,753	5,377	1,227	-	6,604
Distribution rights and other intangibles	596	24	620	2,512	-	3,132
	4,220	1,777	5,997	3,739	-	9,736

	2018 $m
	Continuing operations				Discontinued UK and Europe operations	Group total
	Asia	US	Total insurance and asset management	Other
	note (a)	note (b)
Operating free surplus generated before restructuring costs	1,563	1,895	3,458	(969)		2,489
Restructuring costs	(25)	(23)	(48)	(15)		(63)
Operating free surplus generated	1,538	1,872	3,410	(984)		2,426
Non-operating loss from continuing operationsnote (f)	(525)	(1,124)	(1,649)	(29)		(1,678)
Free surplus generated from discontinued operations	-	-	-	-	2,624	2,624
Free surplus generated in the year	1,013	748	1,761	(1,013)	2,624	3,372
Net cash flows to parent companynote (h)	(916)	(452)	(1,368)	2,259	(891)	-
External dividends	-	-	-	(1,662)	-	(1,662)
Foreign exchange movements, timing differences and other itemsnote (i)	(847)	(144)	(991)	1,847	(58)	798
Net movement in free surplus	(750)	152	(598)	1,431	1,675	2,508
Balance at beginning of year	3,341	2,608	5,949	2,400	4,302	12,651
Balance at end of year	2,591	2,760	5,351	3,831	5,977	15,159
Representing:
Free surplus excluding distribution rights and other intangibles	2,050	2,733	4,783	2,300	5,968	13,051
Distribution rights and other intangibles	541	27	568	1,531	9	2,108
	2,591	2,760	5,351	3,831	5,977	15,159

Notes
(a)   Operating free surplus generated by Asia insurance and asset management operations before restructuring costs can be analysed as follows:

	2019 $m	2018 $m		% change
		AER	CER	AER	CER
Operating free surplus generated from in-force life business	2,141	2,003	2,004	7%	7%
Investment in new businessnote (c)	(619)	(652)	(646)	5%	4%
Long-term business	1,522	1,351	1,358	13%	12%
Asset management	250	212	209	18%	20%
Total Asia	1,772	1,563	1,567	13%	13%

(b)   Operating free surplus generated by US insurance and asset management operations before restructuring costs can be analysed as follows:

	2019 $m	2018 $m	% change
Operating free surplus generated from in-force life business before EEV hedge modelling enhancementsnote (d)	2,542	2,191	16%
Impact of EEV hedge modelling enhancementsnote 7	(903)	-	-
Operating free surplus generated from in-force life business	1,639	2,191	(25)%
Investment in new businessnote (c)	(539)	(300)	(80)%
Long-term business	1,100	1,891	(42)%
Asset management	25	4	525%
Total US	1,125	1,895	(41)%

(c)   Free surplus invested in new business primarily represents acquisition costs and amounts set aside for required capital.
(d)   The increase in the US in-force free surplus generation before the EEV hedge modelling enhancements described in note 7 includes a $355 million benefit from the release of incremental reserves following the integration of the recently acquired John Hancock business.
(e)   Other operating free surplus generated for "other business" includes $(145) million (2018: $(103) million) of interest costs (net of tax) on debt that was substituted to M&G plc in October 2019.
(f)    Non-operating items include short-term fluctuations in investment returns, the effect of changes in economic assumptions for long-term business, the impact of NAIC reform, hedge modelling and other related changes in the US (as described in note 7) and the effect of corporate transactions (as described in note 9). In particular, for other business it includes $(383) million for demerger costs (post-tax). In addition, for 2018 this included the impact in the US of changes to RBC factors following the US tax reform, which were formally approved by the NAIC in June 2018.
(g)   Free surplus generated from the discontinued UK and Europe operations in 2019 includes profit for the period of ownership up to the demerger in October 2019 and fair value adjustment at the date of the demerger.
(h)   Net cash flows to parent company for Asia operations reflect the flows as included in the holding company cash flow.
(i)    Foreign exchange movements, timing differences and other items represent:

	2019 $m
	Continuing operations				Discontinued UK and Europe operations	Group total
	Asia	US	Total insurance and asset management	Other
Foreign exchange movements	99	-	99	91	77	267
Mark-to-market value movements on Jackson assets backing surplus and required capital	-	206	206	-	-	206
Other items (including intra-group loans and other intra-group transfers between operations and other non-cash items)*	(456)	(21)	(477)	719	(503)	(261)
	(357)	185	(172)	810	(426)	212
* The Group total for other items in 2019 included the effect of the redemption of $0.5 billion of subordinated debt.

	2018 $m
	Continuing operations				Discontinued UK and Europe operations	Group total
	Asia	US	Total insurance and asset management	Other
Foreign exchange movements	(67)	3	(64)	(170)	(377)	(611)
Mark-to-market value movements on Jackson assets backing surplus and required capital	-	(127)	(127)	-	-	(127)
Other items (including intra-group loans and other intra-group transfers between operations and other non-cash items)*	(780)	(20)	(800)	2,017	319	1,536
	(847)	(144)	(991)	1,847	(58)	798
 * The Group total for other items in 2018 included the effect of the net issuance of $1.5 billion of subordinated debt.

(j)   Free surplus from continuing operations at 31 December 2019 represents:

	2019 $m
	Asia	US	Total insurance and asset management	Other	Group total
Long-term business	3,624	1,771	5,395	-	5,395
Asset management and other	596	6	602	3,739	4,341
Total	4,220	1,777	5,997	3,739	9,736

12   Expected transfer of value of in-force business and required capital to free surplus

The discounted value of in-force business and required capital for the Group's continuing long-term business operations can be reconciled to the 2019 and 2018 total emergence of free surplus as follows:

	31 Dec 2019 $m	31 Dec 2018 $m
Required capitalnote 10	6,891	6,029
Value of in-force business (VIF)note 10	41,893	38,703
Other items*	205	1,915
Total continuing long-term business operations	48,989	46,647
* 'Other items' represent the impact of the time value of options and guarantees and amounts incorporated into VIF where there is no definitive timeframe for when the payments will be made or receipts received. These items are excluded from the expected free surplus generation profile below.

Cash flows are projected on a deterministic basis and are discounted at the appropriate risk discount rate. The modelled cash flows use the same methodology underpinning the Group's EEV reporting and so are subject to the same assumptions and sensitivities.

The table below shows how the VIF generated by the in-force business and the associated required capital for the Group's continuing long-term business operations is modelled as emerging into free surplus over future years.

		31 Dec 2019 $m
	2019 total as shown above	Expected period of conversion of future post-tax distributable earnings and required capital flows to free surplus
		1-5 years	6-10 years	11-15 years	16-20 years	21-40 years	40+ years
Asia	34,295	8,561	6,335	4,394	3,398	7,715	3,892
US	14,694	6,408	4,735	2,424	825	302	-
Group total	48,989	14,969	11,070	6,818	4,223	8,017	3,892
	100%	30%	23%	14%	9%	16%	8%

		31 Dec 2018 $m
	2018 total as shown above	Expected period of conversion of future post-tax distributable earnings and required capital flows to free surplus from continuing long-term operations
		1-5 years	6-10 years	11-15 years	16-20 years	21-40 years	40+ years
Asia	29,715	7,993	5,330	3,518	2,615	6,876	3,383
US	16,932	8,824	5,214	2,256	481	157	-
Group total	46,647	16,817	10,544	5,774	3,096	7,033	3,383
	100%	36%	23%	12%	7%	15%	7%

13   Sensitivity of results to alternative assumptions

(i)   Sensitivity analysis - economic assumptions

The tables below show the sensitivity of the embedded value as at 31 December 2019 and 31 December 2018 and the new business contribution for 2019 and 2018 for continuing long-term business to:

-      1 per cent increase in the discount rates;
-      1 per cent increase in interest rates, including consequential changes in assumed investment returns for all asset classes, market values of fixed interest assets and risk discount rates (but excluding changes in the allowance for market risk);
-      0.5 per cent decrease in interest rates, including consequential changes in assumed investment returns for all asset classes, market values of fixed interest assets and risk discount rates (but excluding changes in the allowance for market risk);
-      1 per cent rise in equity and property yields;
-      10 per cent fall in market value of equity and property assets (embedded value only); and
-      The Group minimum capital requirements under the LCSM in contrast to EEV basis required capital (embedded value only).

The sensitivities shown below are for the impact of instantaneous (and permanent) changes on the embedded value of long-term business operations and include the combined effect on the value of in-force business and net assets (including derivatives) held at the valuation dates indicated. The results only allow for limited management actions such as changes to future policyholder bonuses where applicable. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown below. In this case management could also take additional actions to help mitigate the impact of these stresses. No change in the assets held at the valuation date is assumed when calculating sensitivities. If the changes in assumptions shown in the sensitivities were to occur, the effect shown below would be recorded within two components of the profit analysis for the following year, namely the effect of changes in economic assumptions and short-term fluctuations in investment returns. In addition, for changes in interest rates, the effect shown below for the US (Jackson) would also be recorded within mark-to-market value movements on Jackson assets backing surplus and required capital, which are taken directly to shareholders' equity. In addition to the sensitivity effects shown below, the other components of the profit for the following year would be calculated by reference to the altered assumptions, for example new business contribution and unwind of discount and other expected returns, together with the effect of other changes such as altered corporate bond spreads.

New business contribution from continuing long-term business

	2019 $m			2018 $m
	Asia	US	Group total	Asia	US	Group total
New business contributionnote 3	3,522	883	4,405	3,477	1,230	4,707
Discount rates - 1% increase	(715)	(22)	(737)	(733)	(56)	(789)
Interest rates and consequential effects - 1% increase	(46)	207	161	(270)	126	(144)
Interest rates and consequential effects - 0.5% decrease	(121)	(123)	(244)	77	(88)	(11)
Equity/property yields - 1% rise	210	70	280	174	154	328

Embedded value of continuing long-term business

	31 Dec 2019 $m			31 Dec 2018 $m
	Asia	US	Group total	Asia	US	Group total
Shareholders' equitynote 10	37,843	16,336	54,179	30,985	18,658	49,643
Discount rates - 1% increase	(5,263)	(509)	(5,772)	(4,193)	(653)	(4,846)
Interest rates and consequential effects - 1% increase	(1,408)	798	(610)	(1,992)	152	(1,840)
Interest rates and consequential effects - 0.5% decrease	(28)	(686)	(714)	466	(348)	118
Equity/property yields - 1% rise	1,758	556	2,314	1,326	1,288	2,614
Equity/property market values - 10% fall	(810)	(1,205)	(2,015)	(602)	(634)	(1,236)
Group minimum capital requirements	175	221	396	140	276	416

The directional movements in the sensitivities from 31 December 2018 to 31 December 2019 reflect the generally lower government bond yields and higher equity markets at 31 December 2019, and the actual hedging portfolio in place at both valuation dates, which varies due to the nature of Jackson's dynamic hedging programme.

(ii)   Sensitivity analysis - non-economic assumptions

The tables below show the sensitivity of the embedded value as at 31 December 2019 and 31 December 2018 and the new business contribution for 2019 and 2018 for continuing long-term business operations to:

-    10 per cent proportionate decrease in maintenance expenses (for example, a 10 per cent sensitivity on a base assumption of $10 per annum would represent an expense assumption of $9 per annum);
-    10 per cent proportionate decrease in lapse rates (for example, a 10 per cent sensitivity on a base assumption of 5.0 per cent would represent a lapse rate of 4.5 per cent per annum); and
-    5 per cent proportionate decrease in base mortality (ie increased longevity) and morbidity rates.

New business contribution from continuing long-term business operations

	2019 $m			2018 $m
	Asia	US	Group total	Asia	US	Group total
New business contributionnote 3	3,522	883	4,405	3,477	1,230	4,707
Maintenance expenses - 10% decrease	67	15	82	53	15	68
Lapse rates - 10% decrease	211	24	235	206	32	238
Mortality and morbidity - 5% decrease	116	(2)	114	93	5	98

Embedded value of continuing long-term business operations

	31 Dec 2019 $m			31 Dec 2018 $m
	Asia	US	Group total	Asia	US	Group total
Shareholders' equitynote 10	37,843	16,336	54,179	30,985	18,658	49,643
Maintenance expenses - 10% decrease	411	200	611	323	227	550
Lapse rates - 10% decrease	1,459	624	2,083	1,238	788	2,026
Mortality and morbidity - 5% decrease	1,323	94	1,417	1,063	180	1,243
Change representing effect on:
Life business	1,323	168	1,491	1,063	250	1,313
Annuities	-	(74)	(74)	-	(70)	(70)

14   Methodology and accounting presentation

(i)    Methodology

(a)   Covered business
The EEV basis results for the Group are prepared for 'covered business' as defined by the EEV Principles. Covered business represents the Group's long-term insurance business (including the Group's investments in joint venture and associate insurance operations), for which the value of new and in-force contracts is attributable to shareholders.

The EEV basis results for the Group's covered business are then combined with the post-tax IFRS basis results of the Group's asset management and other operations (including interest costs on core structural borrowings, corporate expenditure for head office functions in London and Hong Kong, the Group's treasury function and Africa operations). Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management, as described in note (g) below.

The definition of long-term insurance business comprises those contracts falling under the definition for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall under the technical definition.

(b)   Valuation of in-force and new business
The EEV basis results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, persistency, mortality, morbidity and expenses, as described in note 15(iii). These assumptions are used to project future cash flows. The present value of the projected future cash flows is then calculated using a discount rate, as shown in note 15(i), which reflects both the time value of money and all other non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

New business
In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing regular and single premium business as set out in the Group's new business sales reporting.

New business premiums reflect those premiums attaching to the covered business, including premiums for contracts classified as investment contracts under IFRS. New business premiums for regular premium products are shown on an annualised basis.

New business contribution represents profit determined by applying operating and economic assumptions as at the end of the period. New business profitability is a key metric for the Group's management of the development of the business. In addition, new business margins are shown by reference to annual premium equivalents (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of regular premiums on new business written in the period and one-tenth of single premiums. PVNBP is calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions made in determining the EEV new business contribution.

Valuation movements on investments
With the exception of debt securities held by Jackson, investment gains and losses during the year (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the year and shareholders' equity as they arise.

The results for any covered business conceptually reflect the aggregate of the post-tax IFRS basis results and the movements in the additional shareholders' interest recognised on an EEV basis. Therefore, the start point for the calculation of the EEV basis results for Jackson, as for other businesses, reflects the market value movements recognised on an IFRS basis.

In determining the movements in the additional shareholders' interest, for Jackson's debt securities backing liabilities, the aggregate EEV basis results reflect the fact that the value of in-force business incorporates the discounted value of expected future spread earnings. This value is generally not affected by short-term market movements in debt securities that, broadly speaking, are held for the longer term. Consequently, within EEV total net worth, Jackson's debt securities backing liabilities are held on a statutory basis (largely at book value), while those backing surplus and required capital are accounted for at fair value. Consistent with the treatment applied under IFRS, for Jackson's debt securities classified as available-for-sale, movements in unrealised appreciation and depreciation on these securities are accounted for directly in equity rather than in the income statement, as shown in 'Mark-to-market value movements on Jackson assets backing surplus and required capital' in the statement of movement in shareholders' equity.

(c)   Cost of capital
A charge is deducted from the embedded value for the cost of locked-in required capital supporting the Group's long-term business. The cost is the difference between the nominal value of the capital held and the discounted value of the projected releases of this capital, allowing for post-tax investment earnings on the capital.

The EEV results are affected by the movement in this cost from year to year, which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where required capital is held within a with-profits long-term fund, the value placed on surplus assets within the fund is already adjusted to reflect its expected release over time and so no further adjustment to the shareholder position is necessary.

(d)   Financial options and guarantees

Nature of financial options and guarantees in Prudential's long-term business

Asia
Participating products in Asia, principally written in Hong Kong, Singapore and Malaysia, have both guaranteed and non-guaranteed elements. These products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses: regular and final. Regular bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular products. Final bonuses are guaranteed only until the next bonus declaration.

There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole-of-life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions.

US (Jackson)
The principal financial options and guarantees in Jackson are associated with the variable annuity and fixed annuity lines of business.

Jackson issues variable annuity contracts for which it contractually guarantees to the contract holder, subject to specific conditions, either: a) a return of no less than total deposits made to the contract, adjusted for any partial withdrawals; b) total deposits made to the contract, adjusted for any partial withdrawals plus a minimum return; or c) the highest contract value on a specified anniversary date, adjusted for any withdrawals following the specified contract anniversary. These guarantees include benefits that are payable upon depletion of funds (Guaranteed Minimum Withdrawal Benefits (GMWB)) or as death benefits (Guaranteed Minimum Death Benefits (GMDB)). These guarantees generally protect the policyholder's contract value in the event of poor equity market performance. Jackson hedges the GMWB and GMDB guarantees through the use of equity options and futures contracts, with an expected long-term future hedging cost allowed for within the EEV value of in-force business to reflect the equity options and futures expected to be held based on the Group's current dynamic hedging programme and consideration of past practice. This allowance was re-estimated in 2019 following the NAIC reform for variable annuity business, as described in note 7. Jackson also historically issued a small amount of income benefits (Guaranteed Minimum Income Benefits (GMIB)), which are now materially fully reinsured.

Fixed annuities provide that at Jackson's discretion it may reset the interest rate credited to policyholders' accounts, subject to a guaranteed minimum return, depending on the particular product, jurisdiction where issued and the date of issue.
Jackson also issues fixed index annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return, which is of a similar nature to those for fixed annuities.

Time value
The value of financial options and guarantees comprises the intrinsic value (arising from a deterministic valuation on best estimate assumptions) and the time value (arising from the variability of economic outcomes in the future).

Where appropriate, a full stochastic valuation has been undertaken to determine the time value of financial options and guarantees. The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes with an allowance for correlations between various asset classes. Details of the key characteristics of each model are given in note 15(ii).

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to, investment allocation decisions, levels of regular and final bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions. In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options available to management.

The time value of financial options and guarantees reflects how the market value of the assets (including derivatives) held to manage the liability portfolios are expected to vary across the range of economic scenarios considered. For instance, in some economic scenarios the derivative portfolio may project gains in excess of the cost of the underlying guarantees on an EEV basis.

If the calculation of the time value of options and guarantees results in a positive outcome for a particular product (for example for variable annuity business in the US at 31 December 2019) then the figure is capped at zero, reflecting the strong interaction between the outcome of the central economic scenario and the time value of financial options and guarantees in these circumstances, and the reported value of in-force business before deduction of cost of capital and time value of options and guarantees will reflect the outcome from the full stochastic valuation.

(e)   Level of required capital
In adopting the EEV Principles, Prudential has based required capital on the applicable local statutory regulations, including any amounts considered to be required above the local statutory minimum requirements to satisfy regulatory constraints.

For shareholder-backed businesses, the following capital requirements for long-term business apply:

-      Asia: the level of required capital has been set to an amount at least equal to local statutory notification requirements. For China JV life operations, the level of required capital follows the approach for embedded value reporting issued by the China Association of Actuaries (CAA) reflecting the C-ROSS regime; and
-      US: the level of required capital has been set at 250 per cent of the risk-based capital (RBC) required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level (CAL).

(f)    With-profits business and the treatment of the estate
For the Group's relevant Asia operations, the proportion of surplus allocated to shareholders from the with-profits funds has been based on the applicable profit distribution between shareholders and policyholders. The EEV methodology includes the value attributed to the shareholders' interest in the residual estate of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. As required, adjustments are also made to reflect any capital requirements for with-profits business in Asia in excess of the available capital of the with-profits funds.

(g)   Internal asset management
The in-force and new business results from long-term business include the projected future profit or loss from asset management and service companies that support the Group's covered insurance businesses. The results of the Group's asset management operations include the current period profit from the management of both internal and external funds. EEV basis shareholders' other income and expenditure is adjusted to deduct the unwind of the expected margins on the internal management of the assets of the life funds for the period as included in 'Other' operations. The deduction is on a basis consistent with that used for projecting the results for covered insurance business. Accordingly, Group operating profit includes the variance between the actual and expected profit margin in respect of the management of the assets for the covered business.

(h)   Allowance for risk and risk discount rates

Overview
Under the EEV Principles, discount rates used to determine the present value of expected future cash flows are set by reference to risk-free rates plus a risk margin.

The risk-free rates are based on local government bond yields at the valuation date and are generally assumed to remain constant throughout the projection.

The risk margin reflects any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. In order to better reflect differences in relative market risk volatility inherent in each product group, Prudential sets the risk discount rates to reflect the expected volatility associated with the expected future cash flows for each product group in the embedded value model, rather than at a Group level.

Since financial options and guarantees are explicitly valued under the EEV methodology, risk discount rates exclude the effect of these product features.

The risk margin represents the aggregate of the allowance for market risk, additional allowance for credit risk where appropriate, and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable.

Market risk allowance
The allowance for market risk represents the beta multiplied by an equity risk premium.

The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product-specific cash flows. These are determined by considering how the profit from each product is affected by changes in expected returns on various asset classes. By converting this into a relative rate of return, it is possible to derive a product-specific beta.

Product level betas reflect the product mix at the valuation date to produce appropriate betas and risk discount rates for each major product group.

In 2019, the Group reconsidered the application of this methodology for certain Asia businesses to reflect a more granular assessment of the underlying market risks when determining the beta, alongside other refinements. These refinements resulted in the change in the risk discount rate for Vietnam shown in note 15(i)(a), and had an impact of $67 million via the effect of change in economic assumptions in note 6. There were small consequential effects on new business contribution and in-force operating profit, which were overall not material in the context of the Group's results.

Additional credit risk allowance
The Group's methodology allows for credit risk. The total allowance for credit risk is to cover expected long-term defaults, credit risk premium (to reflect the volatility in downgrade and default levels) and short-term downgrades and defaults.

These allowances are initially reflected in determining best estimate returns and through the market risk allowance described above. However, for those businesses largely backed by holdings of debt securities, these allowances in the projected returns and market risk allowances may not be sufficient and an additional allowance may be appropriate.

The practical application of the allowance for credit risk varies depending on the type of business as described below:

Asia
For Asia, the allowance for credit risk incorporated in the projected rates of return and the market risk allowance is considered to be sufficient. Accordingly, no additional allowance for credit risk is required.

The projected rates of return for holdings of corporate bonds comprise the risk-free rate plus an assessment of long-term spread over the risk-free rate.

US (Jackson)
For Jackson, the allowance for long-term defaults of 0.17 per cent at 31 December 2019 (31 December 2018: 0.17 per cent) is reflected in the risk margin reserve charge that is deducted in determining the projected spread margin between the earned rate on the investments and the policyholder crediting rate.

The risk discount rate incorporates an additional allowance for credit risk premium and short-term downgrades and defaults, as shown in note 15(i)(b). In determining this allowance, a number of factors have been considered, in particular including:

-      How much of the credit spread on debt securities represents an increased short-term credit risk not reflected in the risk margin reserve long-term default assumptions and how much is liquidity premium (which is the premium required by investors to compensate for the risk of longer-term investments that cannot be easily converted into cash at the fair market value). In assessing this effect, consideration has been given to a number of approaches to estimate the liquidity premium by considering recent statistical data; and
-      Policyholder benefits for Jackson fixed annuity business are not fixed. It is possible, in adverse economic scenarios, to pass on a component of credit losses to policyholders (subject to guarantee features), through lower investment returns credited to policyholders. Consequently, it is only necessary to allow for the balance of the credit risk in the risk discount rate.

The level of the additional allowance is assessed at each reporting period to take account of prevailing credit conditions and as the business in force alters over time. The additional allowance for variable annuity business has been set at one-fifth of the non-variable annuity business to reflect the proportion of the allocated holdings of general account debt securities.

Allowance for non-diversifiable non-market risks
The majority of non-market and non-credit risks are considered to be diversifiable. An allowance for non-diversifiable non-market risks is estimated as set out below.

A base level allowance of 50 basis points is applied to cover the non-diversifiable non-market risks associated with the Group's covered business. For the Group's businesses in less mature markets (such as the Philippines and Thailand), additional allowances are applied for emerging market risk ranging from 100 to 250 basis points. The level and application of these allowances are reviewed and updated based on an assessment of the Group's exposure and experience in the markets. During 2019, the allowance for emerging market risk was removed for Indonesia, Taiwan and Vietnam reflecting the growth in the size of the businesses and increasing management exposure and experience in the local markets. For the Group's business in more mature markets, no additional allowance is necessary.

(i)   Foreign currency translation
Foreign currency profits and losses have been translated at average exchange rates for the year. Foreign currency transactions are translated at the spot rate prevailing at the date of the transactions. This includes external dividends paid to shareholders. Prudential will determine and declare its dividend in US dollars commencing with dividends paid in 2020, including the 2019 second interim dividend. Foreign currency assets and liabilities have been translated at closing exchange rates. The principal exchange rates are shown in note A1 of the Group IFRS financial statements.

(j)   Taxation
In determining the post-tax profit for the year for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected future cash flows to determine the value of in-force business are calculated using tax rates that have been announced and substantively enacted by the end of the reporting period.

(ii)  Accounting presentation

(a) Analysis of post-tax profit
To the extent applicable, the presentation of the EEV basis profit or loss for the year is consistent with the classification between operating and non-operating results that the Group applies for the analysis of IFRS basis results. Operating results are determined as described in note (b) below and incorporate the following:

-      New business contribution, as defined in note (i)(b) above;
-      Unwind of discount on the value of in-force business and other expected returns, as described in note (c) below;
-      The impact of routine changes of estimates relating to operating assumptions, as described in note (d) below; and
-      Operating experience variances, as described in note (e) below.

In addition, operating results include the effect of changes in tax legislation, unless these changes are one-off and structural in nature or primarily affect the level of projected investment returns, in which case they are reflected as a non-operating result.

Non-operating results comprise:

-      Short-term fluctuations in investment returns;
-      Mark-to-market value movements on core structural borrowings;
-      Effect of changes in economic assumptions;
-      Impact of NAIC reform, hedge modelling and other related changes in the US; and
-      The impact of corporate transactions undertaken in the year.

Total profit or loss in the year attributable to shareholders and basic earnings per share include these items, together with actual investment returns. The Group believes that operating profit, as adjusted for these items, better reflects underlying performance.

(b) Investment returns included in operating profit
For the investment element of the assets covering the total net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rates of return. These expected returns are calculated by reference to the asset mix of the portfolio.

For the purpose of determining the long-term returns for debt securities of Jackson for fixed annuity and other general account business, a risk margin reserve charge is included, which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds; for equity-related investments, a long-term rate of return is assumed (as disclosed in note 15(i)(b)), which reflects the aggregation of risk-free rates and the equity risk premium at the end of the reporting period. For variable annuity separate account business, operating profit includes the unwind of discount on the opening value of in-force business adjusted to reflect projected rates of return at the end of the reporting period, with the excess or deficit of the actual return recognised within non-operating results, together with related hedging activity variances.

(c) Unwind of discount and other expected returns
The Group's methodology in determining the unwind of discount and other expected returns is by reference to the value of in-force business at the beginning of the year (adjusted for the effect of changes in economic and operating assumptions in the current year) and required capital and surplus assets.

(d) Effect of changes in operating assumptions
Operating profit includes the effect of changes to non-economic assumptions on the value of in-force business at the end of the reporting period. For presentational purposes the effect of changes is delineated to show the effect on the opening value of in-force business as operating assumption changes, with the experience variances subsequently being determined by reference to the assumptions at the end of the reporting period, as discussed below.

(e) Operating experience variances
Operating profit includes the effect of experience variances on non-economic assumptions, such as persistency, mortality, morbidity, expenses and other factors, which are calculated with reference to the assumptions at the end of the reporting period.

(f)  Effect of changes in economic assumptions
Movements in the value of in-force business at the beginning of the year caused by changes in economic assumptions, net of the related changes in the time value of financial options and guarantees, are recorded in non-operating results.

15   Assumptions

(i)    Principal economic assumptions
The EEV basis results for the Group's covered business have been determined using economic assumptions where both the long-term expected rates of return on investments and risk discount rates are set by reference to risk-free rates of return at the end of the reporting period. The risk-free rates of return are based on local government bond yields, which are generally assumed to remain constant throughout the projection, and are shown below for each of the Group's insurance operations. Expected returns on equity and property asset classes and corporate bonds are derived by adding a risk premium to the risk-free rate based on the Group's long-term view. In the majority of business units, equity risk premiums were increased during 2019 by 25 basis points from those applied at 2018. The related expected return on equity assets and risk discount rates have been increased accordingly. As described in note 14(i)(h), the resulting risk discount rates incorporate allowances for market risk, additional credit risk and non-diversifiable non-market risks appropriate to the features and risks of the underlying products and markets, after considering risks allowed for explicitly elsewhere in the EEV basis, such as cost of capital and the time value of the cost of options and guarantees.

The total profit that emerges over the lifetime of an individual contract as calculated under the EEV basis is the same as that calculated under the IFRS basis. Since the EEV basis reflects discounted future cash flows, under the EEV methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profit with the efforts and risks of current management actions, particularly with regard to business sold during the year.

(a)   Asianotes(2)(3)
	Risk discount rate %				Government bond yield %		Expected long-term inflation %
	New business		In-force business
	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec
	2019	2018	2019	2018	2019	2018	2019	2018
China JV	8.2	8.1	8.2	8.1	3.2	3.3	3.0	3.0
Hong Kongnotes (2)(4)	3.7	4.4	3.7	4.4	1.9	2.7	2.5	2.5
Indonesia	10.8	12.4	10.8	12.4	7.2	8.2	4.5	4.5
Malaysianote (4)	5.8	6.6	5.9	6.6	3.3	4.1	2.5	2.5
Philippines	12.3	14.5	12.3	14.5	4.6	7.0	4.0	4.0
Singaporenote (4)	3.3	3.4	3.9	4.2	1.7	2.1	2.0	2.0
Taiwan	3.4	4.5	3.0	4.4	0.7	0.9	1.5	1.5
Thailand	9.2	10.0	9.2	10.0	1.5	2.5	3.0	3.0
Vietnam	5.3	12.6	5.5	12.6	3.4	5.1	5.5	5.5
Total weighted averagenote (1)	4.9	5.4	4.9	5.8

Notes
(1)   Total weighted average risk discount rates for Asia shown above have been determined by weighting each business's risk discount rates by reference to the EEV basis new business contribution and the net closing value of in-force business. The changes in the risk discount rates for individual Asia businesses reflect the movements in the local government bond yields, changes in the equity risk premiums, changes in the allowance for market risk as described in note 14(i)(h) and changes in product mix.
(2)   For Hong Kong, the assumptions shown are for US dollar denominated business. For other businesses, the assumptions shown are for local currency denominated business.
(3)   Equity risk premiums (geometric) in Asia range from 2.9 per cent to 4.8 per cent (31 December 2018: 2.6 per cent to 4.5 per cent).
(4)   The geometric equity return assumptions for the most significant equity holdings of the Asia businesses are:

	31 Dec 2019%	31 Dec 2018%
Hong Kong (US dollar denominated business)	4.8	5.3
Malaysia	7.3	7.9
Singapore	5.7	5.8

(b)   US
	31 Dec 2019%	31 Dec 2018%
Risk discount rate:
Variable annuity:
Risk discount rate	6.5	7.1
Additional allowance for credit risk included in risk discount ratenote 14(i)(h)	0.2	0.2
Non-variable annuity:
Risk discount rate	3.7	4.4
Additional allowance for credit risk included in risk discount ratenote 14(i)(h)	1.0	1.0
Total weighted average:
New business	6.1	6.9
In-force business	6.2	6.8
Allowance for long-term defaults included in projected spreadnote 14(i)(h)	0.17	0.17
US 10-year treasury bond yield	1.9	2.7
Equity risk premium (geometric)	2.9	2.6
Pre-tax expected long-term nominal rate of return for US equities (geometric)	4.8	5.3
Expected long-term rate of inflation	2.9	2.9
S&P 500 equity return volatilitynote (ii)(b)	17.5	17.5

Note
Assumed new business spread margins are as follows:

	2019%		2018%
	January to June issues	July to December issues	January to June issues	July to December issues
Fixed annuity business*	1.50	0.85	1.75	1.75
Fixed index annuity business**	0.50	0.50	2.00	2.00
Institutional business	0.50	0.50	0.50	0.50
* Including the proportion of variable annuity business invested in the general account. The assumed spread margin grades up linearly by 25 basis points to a long-term assumption over five years.
**  The assumed spread margin grades up linearly by 100 basis points over five years, increasing by a further 50 basis points to a long-term assumption at the end of the index option period (2018 issues: grades up linearly by 25 basis points to a long-term assumption over five years).

(ii)   Stochastic assumptions
Details are given below of the key characteristics of the models used to determine the time value of financial options and guarantees as referred to in note 14(i)(d).

(a)   Asia
-     The stochastic cost of guarantees is primarily of significance for the Hong Kong, Malaysia, Singapore, Taiwan and Vietnam businesses;
-     The principal asset classes are government bonds, corporate bonds and equity;
-     Interest rates are projected using a stochastic interest rate model calibrated to the current market yields;
-     Equity returns are assumed to follow a log-normal distribution;
-     The corporate bond return is calculated based on a risk-free return plus a mean-reverting spread;
-     The volatility of equity returns ranges from 18 per cent to 35 per cent for both years; and
-     The volatility of government bond yields ranges from 1.1 per cent to 2.0 per cent for both years.

(b)   US (Jackson)
-     Interest rates and equity returns are projected using a log-normal generator reflecting historical market data;
-     Corporate bond returns are based on treasury yields plus a spread that reflects current market conditions;
-     The volatility of equity returns ranges from 17 per cent to 26 per cent for both years; and
-     The standard deviation of interest rates ranges from 3.1 per cent to 3.3 per cent (2018: from 3.4 per cent to 3.7 per cent).

(iii)  Operating assumptions

Best estimate assumptions are used for projecting future cash flows, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.

Assumptions required in the calculation of the time value of financial options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience, and reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management's expectations. When projecting future cash flows for medical reimbursement business that is repriced annually, explicit allowance is made for expected future premium inflation and separately for future medical claims inflation.

Expense assumptions
Expense levels, including those of the service companies that support the Group's long-term business, are based on internal expense analysis and are appropriately allocated to acquisition of new business and renewal of in-force business. For mature business, it is Prudential's policy not to take credit for future cost reduction programmes until the actions to achieve the savings have been delivered. An allowance is made for short-term required expenses that are not representative of the longer-term expense loadings of the relevant businesses. At 31 December 2019 the allowance held for these costs across the Group was $313 million, mainly arising in Asia. Expense overruns are reported where these are expected to be short-lived, including businesses that are growing rapidly or are sub-scale.

For Asia, expenses comprise costs borne directly and costs recharged from the Group head office function in Hong Kong that are attributable to the covered business. The assumed future expenses for these businesses also include projections of these future recharges. Development expenses are allocated to Asia covered business and are charged as incurred.

Corporate expenditure, which is included in other income and expenditure, comprises expenditure of the Group head office function in Hong Kong that is not allocated to the covered business or asset management, primarily for corporate related activities that are charged as incurred, and expenditure of the Group head office function in London, together with restructuring costs incurred across the Group.

Tax rates
The assumed long-term effective tax rates for operations reflect the expected incidence of taxable profit and loss in the projected future cash flows as explained in note 14(i)(j). Except for the change in China JV effective tax rate as discussed in note 4, there has been no change in the effective tax rates applied for projecting future cash flows.

16 Insurance new business

	Single premiums		Regular premiums		Annual premium equivalents (APE)		Present value of new business premiums (PVNBP)
Continuing operations:	2019 $m	2018 $m	2019 $m	2018 $m	2019 $m	2018 $m	2019 $m	2018 $m
Asia
Cambodia	-	-	24	26	24	26	111	119
Hong Kong	387	458	1,977	2,222	2,016	2,266	12,815	13,619
Indonesia	292	274	361	287	390	315	1,668	1,215
Malaysia	209	112	333	324	355	335	2,090	1,765
Philippines	51	57	153	111	158	117	561	395
Singapore	1,217	1,242	539	493	660	617	4,711	4,821
Thailand	192	290	140	127	159	156	763	813
Vietnam	22	27	215	192	217	195	1,342	946
South-east Asia including Hong Kong	2,370	2,460	3,742	3,782	3,979	4,027	24,061	23,693
China JVnote (b)	710	138	518	390	590	403	2,586	1,753
Taiwan	544	389	278	243	332	282	1,418	1,052
Indianote (c)	155	105	245	276	260	287	1,179	1,213
Total Asia	3,779	3,092	4,783	4,691	5,161	4,999	29,244	27,711
US
Variable annuities	12,692	14,433	-	-	1,270	1,443	12,692	14,434
Elite Access (variable annuity)	2,002	2,245	-	-	200	225	2,002	2,244
Fixed annuities	1,194	454	-	-	119	46	1,194	454
Fixed index annuities	3,821	335	-	-	382	33	3,821	335
Institutional	2,522	3,126	-	-	252	312	2,522	3,126
Total US	22,231	20,593	-	-	2,223	2,059	22,231	20,593
Group totalnote (d)	26,010	23,685	4,783	4,691	7,384	7,058	51,475	48,304

Notes
(a)   The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profit for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the Group IFRS income statement.
(b)   New business in China JV is included at Prudential's 50 per cent interest in the joint venture.
(c)   New business in India is included at Prudential's interest in the associate (with effect from 27 March 2019: 22 per cent; 2018: 26 per cent).
(d)   In 2019, the Africa business sold new business APE of $82 million (2018: $51 million on an actual exchange rate basis, $47 million on a constant exchange rate basis). Given the relative immaturity of the Africa business, it is incorporated into the Group's EEV basis results on an IFRS basis and is excluded from new business sales and profit metrics.

Additional EEV financial information*

A    New business schedules

Basis of preparation

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for local regulatory reporting purposes.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4, 'Insurance Contracts', as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily Guaranteed Investment Contracts and similar funding agreements written in Jackson and certain unit-linked and similar contracts written in Asia insurance operations.

New business premiums reflect those premiums attaching to covered business, including premiums for contracts designed as investment products for IFRS reporting and for regular premium products are shown on an annualised basis.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

Post-tax new business profit has been determined using the European Embedded Value (EEV) methodology set out in our EEV basis results supplement.

In determining the EEV basis value of new business written in the year when policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for local statutory basis reporting.

Annual premium equivalent (APE) sales are subject to rounding.

*    The additional financial information is not covered by the KPMG LLP independent audit opinion.

Notes to Schedules A(i) to A(iv)

(1)   Prudential plc reports its results using both actual exchange rates (AER) and constant exchange rates (CER) to eliminate the impact of exchange translation. Following the change in presentation currency, the rates below are for US dollars against local currency.

	Average rate			Closing rate
$ : local currency	2019	2018	% appreciation (depreciation) of local currency against USD	31 Dec 2019	31 Dec 2018	% appreciation (depreciation) of local currency against USD
China	6.91	6.61	(4)%	6.97	6.87	(1)%
Hong Kong	7.84	7.84	-	7.79	7.83	1%
Indonesia	14,140.84	14,220.82	1%	13,882.50	14,380.00	4%
Malaysia	4.14	4.03	(3)%	4.09	4.13	1%
Singapore	1.36	1.35	(1)%	1.34	1.36	1%
Thailand	31.05	32.30	4%	29.75	32.56	9%
UK	0.78	0.75	(4)%	0.75	0.79	5%
Vietnam	23,227.64	23,017.17	(1)%	23,172.50	23,195.00	0%

(2)   Annual premium equivalents (APE) are calculated as the aggregate of regular premiums on business written in the year and one-tenth of single premiums. Present value of new business premiums (PVNBP) are calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions applied in determining the EEV new business profit.
(3)   New business in China JV is included at Prudential's 50 per cent interest in the joint venture.
(4)   New business in India is included at Prudential's interest in the associate (with effect from 27 March 2019: 22 per cent; 2018: 26 per cent).
(5)   Mandatory Provident Fund (MPF) product flows in Hong Kong are included at Prudential's 36 per cent interest in the Hong Kong MPF business.
(6)   Investment flows for the year exclude Eastspring Money Market Funds (MMF) gross inflow of $236,603 million (2018: gross inflow of $255,722 million) and net outflow of $(1,856) million (2018: net inflow of $2,003 million). The flows also exclude any amounts managed by M&G plc, which was demerged from the Group in October 2019.
(7)   Balance sheet figures have been calculated at the closing exchange rates.

Schedule A(i) Insurance operations (actual and constant exchange rates)

Note:      The 2018 comparative results are shown below on both actual exchange rates (AER) and constant exchange rates (CER), and have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars and the reclassification of the Group's UK and Europe operations as discontinued operations in 2019.

AER	Single premiums			Regular premiums			APEnote(2)			PVNBPnote(2)
	2019	2018	+/(-)	2019	2018	+/(-)	2019	2018	+/(-)	2019	2018	+/(-)
Continuing operations:	$m	$m	%	$m	$m	%	$m	$m	%	$m	$m	%
Asia
Cambodia	-	-	-	24	26	(8)%	24	26	(8)%	111	119	(7)%
Hong Kong	387	458	(16)%	1,977	2,222	(11)%	2,016	2,266	(11)%	12,815	13,619	(6)%
Indonesia	292	274	7%	361	287	26%	390	315	24%	1,668	1,215	37%
Malaysia	209	112	87%	333	324	3%	355	335	6%	2,090	1,765	18%
Philippines	51	57	(11)%	153	111	38%	158	117	35%	561	395	42%
Singapore	1,217	1,242	(2)%	539	493	9%	660	617	7%	4,711	4,821	(2)%
Thailand	192	290	(34)%	140	127	10%	159	156	2%	763	813	(6)%
Vietnam	22	27	(19)%	215	192	12%	217	195	11%	1,342	946	42%
South-east Asia including Hong Kong	2,370	2,460	(4)%	3,742	3,782	(1)%	3,979	4,027	(1)%	24,061	23,693	2%
China JVnote (3)	710	138	414%	518	390	33%	590	403	46%	2,586	1,753	48%
Taiwan	544	389	40%	278	243	14%	332	282	18%	1,418	1,052	35%
Indianote (4)	155	105	48%	245	276	(11)%	260	287	(9)%	1,179	1,213	(3)%
Total Asia	3,779	3,092	22%	4,783	4,691	2%	5,161	4,999	3%	29,244	27,711	6%
US
Variable annuities	12,692	14,433	(12)%	-	-	-	1,270	1,443	(12)%	12,692	14,434	(12)%
Elite Access (variable annuity)	2,002	2,245	(11)%	-	-	-	200	225	(11)%	2,002	2,244	(11)%
Fixed annuities	1,194	454	163%	-	-	-	119	46	159%	1,194	454	163%
Fixed index annuities	3,821	335	1,041%	-	-	-	382	33	1,058%	3,821	335	1,041%
Wholesale	2,522	3,126	(19)%	-	-	-	252	312	(19)%	2,522	3,126	(19)%
Total US	22,231	20,593	8%	-	-	-	2,223	2,059	8%	22,231	20,593	8%
Group total	26,010	23,685	10%	4,783	4,691	2%	7,384	7,058	5%	51,475	48,304	7%
*    In 2019, the Africa business operations sold APE new business of $82 million (2018: $51 million on an actual exchange rate basis). Given the relative immaturity of the Africa business, it is incorporated into the Group's EEV basis results on an IFRS basis and is excluded from new business sales and profit metrics.

CER	Single premiums			Regular premiums			APEnote(2)			PVNBPnote(2)
	2019	2018	+/(-)	2019	2018	+/(-)	2019	2018	+/(-)	2019	2018	+/(-)
Continuing operations:	$m	$m	%	$m	$m	%	$m	$m	%	$m	$m	%
Asia
Cambodia	-	-	-	24	26	(8)%	24	26	(8)%	111	119	(7)%
Hong Kong	387	458	(16)%	1,977	2,221	(11)%	2,016	2,268	(11)%	12,815	13,623	(6)%
Indonesia	292	275	6%	361	289	25%	390	316	23%	1,668	1,222	36%
Malaysia	209	109	92%	333	315	6%	355	326	9%	2,090	1,718	22%
Philippines	51	58	(12)%	153	112	37%	158	118	34%	561	402	40%
Singapore	1,217	1,227	(1)%	539	487	11%	660	609	8%	4,711	4,767	(1)%
Thailand	192	302	(36)%	140	133	5%	159	163	(2)%	763	847	(10)%
Vietnam	22	27	(19)%	215	190	13%	217	193	12%	1,342	936	43%
South-east Asia including Hong Kong	2,370	2,456	(4)%	3,742	3,773	(1)%	3,979	4,019	(1)%	24,061	23,634	2%
China JVnote (3)	710	132	438%	518	373	39%	590	386	53%	2,586	1,676	54%
Taiwan	544	380	43%	278	237	17%	332	275	21%	1,418	1,026	38%
Indianote (4)	155	102	52%	245	269	(9)%	260	279	(7)%	1,179	1,176	0%
Total Asia	3,779	3,070	23%	4,783	4,652	3%	5,161	4,959	4%	29,244	27,512	6%
US
Variable annuities	12,692	14,433	(12)%	-	-	-	1,270	1,443	(12)%	12,692	14,434	(12)%
Elite Access (variable annuity)	2,002	2,245	(11)%	-	-	-	200	225	(11)%	2,002	2,244	(11)%
Fixed annuities	1,194	454	163%	-	-	-	119	46	159%	1,194	454	163%
Fixed index annuities	3,821	335	1,041%	-	-	-	382	33	1,058%	3,821	335	1,041%
Wholesale	2,522	3,126	(19)%	-	-	-	252	312	(19)%	2,522	3,126	(19)%
Total US	22,231	20,593	8%	-	-	-	2,223	2,059	8%	22,231	20,593	8%
Group total	26,010	23,663	10%	4,783	4,652	3%	7,384	7,018	5%	51,475	48,105	7%
*    In 2019, the Africa business operations sold APE new business of $82 million (2018: $47 million on a constant exchange rate basis). Given the relative immaturity of the Africa business, it is incorporated into the Group's EEV basis results on an IFRS basis and is excluded from new business sales and profit metrics.

Schedule A(ii) Insurance new business APE (actual and constant exchange rates)

Note:      Comparative results for the first half (H1) and second half (H2) of 2018 are presented on both actual exchange rates (AER) and constant exchange rates (CER), and have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars and the reclassification of the Group's UK and Europe operations as discontinued operations in 2019. The H2 amounts are presented on year-to-date average exchange rates (including the effect of retranslating H1 results for movements in average exchange rates between H1 and the year to date).

	AER				CER
	2018 $m		2019 $m		2018 $m		2019 $m
Continuing operations:	H1	H2	H1	H2	H1	H2	H1	H2
Asia
Cambodia	11	15	15	9	11	15	14	10
Hong Kong	1,021	1,245	1,075	941	1,021	1,247	1,075	941
Indonesia	155	160	156	234	151	165	157	233
Malaysia	161	174	158	197	153	173	157	198
Philippines	52	65	71	87	53	65	71	87
Singapore	282	335	299	361	275	334	297	363
Thailand	73	83	62	97	74	89	64	95
Vietnam	84	111	88	129	82	111	89	128
South-east Asia including Hong Kong	1,839	2,188	1,924	2,055	1,820	2,199	1,924	2,055
China JVnote (3)	257	146	350	240	237	149	343	247
Taiwan	149	133	149	183	142	133	151	181
Indianote (4)	144	143	137	123	133	146	137	123
Total Asia	2,389	2,610	2,560	2,601	2,332	2,627	2,555	2,606
US
Variable annuities	749	694	628	642	749	694	628	642
Elite Access (variable annuity)	122	103	96	104	122	103	96	104
Fixed annuities	23	23	23	96	23	23	23	96
Fixed index annuities	18	15	120	262	18	15	120	262
Wholesale	211	101	208	44	211	101	208	44
Total US	1,123	936	1,075	1,148	1,123	936	1,075	1,148
Group total	3,512	3,546	3,635	3,749	3,455	3,563	3,630	3,754

Schedule A(iii) Insurance new business profit (actual and constant exchange rates)

Note:      Comparative results for 2018 are presented on both actual exchange rates (AER) and constant exchange rates (CER), and have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars and the reclassification of the Group's UK and Europe operations as discontinued operations in 2019.

	AER				CER
	2018		2019		2018		2019
Continuing operations:	HY	FY	HY	FY	HY	FY	HY	FY
New business profit ($m)
Asia	1,544	3,477	1,676	3,522	1,523	3,460	1,675	3,522
US	641	1,230	450	883	641	1,230	450	883
Group total	2,185	4,707	2,126	4,405	2,164	4,690	2,125	4,405

APE ($m)note (2)
Asia	2,389	4,999	2,560	5,161	2,332	4,959	2,555	5,161
US	1,123	2,059	1,075	2,223	1,123	2,059	1,075	2,223
Group total	3,512	7,058	3,635	7,384	3,455	7,018	3,630	7,384

New business margin (NBP as a % of APE)
Asia	65%	70%	65%	68%	65%	70%	65%	68%
US	57%	60%	42%	40%	57%	60%	42%	40%
Group total	62%	67%	58%	60%	63%	67%	58%	60%

PVNBP ($m)note (2)
Asia	12,565	27,711	14,218	29,244	12,307	27,512	14,195	29,244
US	11,231	20,593	10,752	22,231	11,231	20,593	10,752	22,231
Group total	23,796	48,304	24,970	51,475	23,538	48,105	24,947	51,475

New business margin (NBP as a % of PVNBP)
Asia	12.3%	12.5%	11.8%	12.0%	12.4%	12.6%	11.8%	12.0%
US	5.7%	6.0%	4.2%	4.0%	5.7%	6.0%	4.2%	4.0%
Group total	9.2%	9.7%	8.5%	8.6%	9.2%	9.7%	8.5%	8.6%

Schedule A(iv) Investment operations (actual exchange rates)

Note:      The H1 and H2 of 2018 comparative results are shown below on actual exchange rates (AER), and have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars and the reclassification of the Group's UK and Europe operations as discontinued operations in 2019.

	2018 $m		2019 $m
Eastspring investment operations:	H1	H2	H1	H2
Third party retail:note (5)
Opening FUM	52,321	47,644	55,198	62,441
Net Flows:note (6)	34	(925)	2,682	3,313
- Gross Inflows	13,921	11,772	19,628	23,005
- Redemptions	(13,887)	(12,697)	(16,946)	(19,692)
Other Movements*	(4,711)	8,479	4,561	7,890
Closing FUMnote (7)	47,644	55,198	62,441	73,644

Third party institutional:
Opening FUM	10,676	8,297	7,788	9,431
Net Flows:†	(1,222)	(5)	1,274	1,640
- Gross Inflows	465	1,275	1,661	2,371
- Redemptions	(1,687)	(1,280)	(387)	(731)
Other Movements†	(1,157)	(504)	369	26,670
Closing FUMnote (7)	8,297	7,788	9,431	37,741

Total third party (excluding MMF)	55,941	62,986	71,872	111,385
*    Other movements in H2 2018 included an inflow of $11.2 billion funds under management (excluding MMF) from the acquisition of TMB Asset Management Co., Ltd. ('TMBAM') in Thailand. Other movements in H2 2019 included an inflow of $7.0 billion funds under management (excluding MMF) from the acquisition of Thanachart Fund Management Co., Ltd. ('TFUND') in Thailand.
†    Net flows and other movements in H2 2019 include M&G plc related assets that have been reclassified to third party from internal FUM following the demerger in October 2019.

B    Reconciliation of expected transfer of value of in-force business and required capital to free surplus

The tables below show how the value of in-force business (VIF) generated by the in-force long-term business and the associated required capital is modelled as emerging into free surplus over the next 40 years. Although circa 7 per cent of the Group's embedded value emerges after this date, analysis of cash flows emerging in the years shown in the tables is considered most meaningful. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so are subject to the same assumptions and sensitivities used to prepare our 2019 results.

In addition to showing the amounts, both discounted and undiscounted, expected to be generated from all in-force business at 31 December 2019, the tables also present the expected future free surplus to be generated from the investment made in new business during 2019 over the same 40-year period for long-term business operations.

	31 Dec 2019 $m
	Undiscounted expected generation from all in-force business*			Undiscounted expected generation from new business written*
Expected period of emergence	Asia	US	Group total	Asia	US	Group total
2020	1,963	1,523	3,486	291	325	616
2021	2,088	1,445	3,533	244	45	289
2022	1,941	1,412	3,353	225	101	326
2023	1,965	1,500	3,465	207	120	327
2024	1,895	1,574	3,469	223	119	342
2025	1,874	1,528	3,402	202	26	228
2026	1,917	1,514	3,431	223	9	232
2027	1,891	1,497	3,388	217	143	360
2028	1,858	1,415	3,273	209	173	382
2029	1,761	1,333	3,094	223	148	371
2030	1,687	1,265	2,952	188	122	310
2031	1,666	1,152	2,818	184	109	293
2032	1,614	1,001	2,615	171	94	265
2033	1,596	759	2,355	169	80	249
2034	1,590	690	2,280	190	87	277
2035	1,556	610	2,166	170	71	241
2036	1,557	514	2,071	170	57	227
2037	1,563	396	1,959	170	46	216
2038	1,550	312	1,862	169	35	204
2039	1,535	243	1,778	177	70	247
2040-2044	7,360	977	8,337	869	140	1,009
2045-2049	7,055	-	7,055	887	-	887
2050-2054	7,073	-	7,073	987	-	987
2055-2059	6,468	-	6,468	958	-	958
Total free surplus expected to
emerge in the next 40 years	63,023	22,660	85,683	7,723	2,120	9,843
* The analysis excludes amounts incorporated into VIF at 31 December 2019 where there is no definitive time frame for when the payments will be made or receipts received. It also excludes any free surplus emerging after 2059.

The discounted expected generation from new business written in 2019 can be reconciled to the new business profit for long-term business operations as follows:

	2019 $m
	Asia	US	Group total
Undiscounted expected free surplus generation for years 2020 to 2059	7,723	2,120	9,843
Less: discount effect	(4,211)	(721)	(4,932)
Discounted expected free surplus generation for years 2020 to 2059	3,512	1,399	4,911
Discounted expected free surplus generation for years after 2059	771	-	771
Discounted expected free surplus generation from new business written in 2019	4,283	1,399	5,682
Free surplus investment in new business	(619)	(539)	(1,158)
Other items†	(142)	23	(119)
EEV new business profit for long-term business operations	3,522	883	4,405
†  Other items represent the impact of the time value of options and guarantees on new business, foreign exchange effects and other non-modelled items. Foreign exchange effects arise as EEV new business profit amounts are translated at average exchange rates and the expected free surplus generation is translated at closing rates.

The undiscounted expected free surplus generation from all in-force business at 31 December 2019 shown below can be reconciled to the amount that was expected to be generated as at 31 December 2018 as follows:

Group	2019	2020	2021	2022	2023	2024	Other	Total
	$m	$m	$m	$m	$m	$m	$m	$m
2018 expected free surplus generation for years 2019 to 2058	4,759	4,823	4,807	4,695	4,608	4,505	72,778	100,975
Demerger of UK and Europe operations	(755)	(776)	(753)	(728)	(707)	(684)	(10,316)	(14,719)
Less: Amounts expected to be realised in the current year	(4,004)	-	-	-	-	-	-	(4,004)
Add: Expected free surplus to be generated in year 2059*	-	-	-	-	-	-	1,205	1,205
Foreign exchange differences	-	26	25	24	25	23	467	590
New business	-	616	289	326	327	342	7,943	9,843
Operating movements	-	(113)	28	(104)	(59)	(90)	(3,700)	(8,207)
Non-operating and other movements**	-	(1,090)	(863)	(860)	(729)	(627)
2019 expected free surplus generation for years 2020 to 2059	-	3,486	3,533	3,353	3,465	3,469	68,377	85,683

	2019	2020	2021	2022	2023	2024	Other	Total
Asia	$m	$m	$m	$m	$m	$m	$m	$m
2018 expected free surplus generation for years 2019 to 2058	1,987	1,915	1,842	1,835	1,831	1,746	49,411	60,567
Less: Amounts expected to be realised in the current year	(1,987)	-	-	-	-	-	-	(1,987)
Add: Expected free surplus to be generated in year 2059*	-	-	-	-	-	-	1,205	1,205
Foreign exchange differences	-	26	25	24	25	23	467	590
New business	-	291	244	225	207	223	6,533	7,723
Operating movements	-	(133)	63	(69)	(12)	(47)	(4,445)	(5,075)
Non-operating and other movements	-	(136)	(86)	(74)	(86)	(50)
2019 expected free surplus generation for years 2020 to 2059	-	1,963	2,088	1,941	1,965	1,895	53,171	63,023

	2019	2020	2021	2022	2023	2024	Other	Total
US	$m	$m	$m	$m	$m	$m	$m	$m
2018 expected free surplus generation for years 2019 to 2058	2,017	2,132	2,212	2,132	2,070	2,075	13,051	25,689
Less: Amounts expected to be realised in the current year	(2,017)	-	-	-	-	-	-	(2,017)
New business	-	325	45	101	120	119	1,410	2,120
Operating movements	-	20	(35)	(35)	(47)	(43)	745	(3,132)
Non-operating and other movements**	-	(954)	(777)	(786)	(643)	(577)
2019 expected free surplus generation for years 2020 to 2059	-	1,523	1,445	1,412	1,500	1,574	15,206	22,660
* Excluding 2019 new business.
** Including impact of US EEV hedge modelling enhancements as described in note 7 of the EEV financial statements.

At 31 December 2019, the total free surplus expected to be generated from continuing operations over the next five years (2020 to 2024 inclusive), using the same assumptions and methodology as those underpinning our 2019 embedded value reporting, was $17.3 billion (31 December 2018: $19.8 billion).

At 31 December 2019, the total free surplus expected to be generated on an undiscounted basis in the next 40 years is $85.7 billion, $(0.6) billion lower than the $86.3 billion expected at the end of 2018 from continuing operations, with the $2.4 billion increase in Asia being more than offset by the $(3.0) billion decrease in the US. In Asia the increase from new business of $7.7 billion, together with favourable foreign exchange gains and operating assumption updates following the annual review of experience, more than offset the effect of generally lower interest rates across the region decreasing projected returns. At 31 December 2019 expected free surplus generation in Asia for the next 40 years is $63.0 billion (31 December 2018: $60.6 billion). In the US new business contributed $2.1 billion to expected free surplus generation. Operating, non-operating and other movements were $(3.1) billion, principally driven by the impact of lower interest rates and the effect of the NAIC reform, hedge modelling and other related changes described in note 7 of the EEV financial statements. At 31 December 2019 expected free surplus generation in the US for the next 40 years is $22.7 billion (31 December 2018: $25.7 billion).

Actual underlying free surplus generated in 2019 from life business in force at the end of 2018, before the impact of US EEV hedge modelling enhancements and restructuring costs, was $4.7 billion including $0.6 billion of changes in operating assumptions and experience variances. This compares with the expected 2019 realisation at the end of 2018 of $4.0 billion.

This can be analysed further as follows:
	2019 $m
	Asia	US	Group total
Transfer to free surplus in 2019 before impact of US EEV hedge modelling enhancements	1,914	2,070	3,984
Expected return on free assets	80	61	141
Changes in operating assumptions and experience variances	147	411	558
Underlying free surplus generated from in-force life business before impact of US EEV hedge modelling enhancements and restructuring costs*	2,141	2,542	4,683

2019 free surplus expected to be generated at 31 December 2018	1,987	2,017	4,004
* Underlying free surplus generated from in-force life business before restructuring costs in 2019 in the US was $1,639 million (Group total $3,780 million), after reflecting the $(903) million impact of US EEV hedge modelling enhancements described in note 7 of the EEV financial statements.

The equivalent discounted amounts of the undiscounted expected transfers from in-force business and required capital into free surplus shown previously are as follows:

	31 Dec 2019 $m
	Discounted expected generation from all in-force business			Discounted expected generation from new business written
Expected period of emergence	Asia	US	Group total	Asia	US	Group total
2020	1,890	1,468	3,358	279	320	599
2021	1,910	1,313	3,223	218	42	260
2022	1,674	1,212	2,886	189	92	281
2023	1,608	1,212	2,820	165	102	267
2024	1,479	1,203	2,682	169	100	269
2025	1,397	1,105	2,502	147	22	169
2026	1,363	1,034	2,397	158	7	165
2027	1,281	966	2,247	147	98	245
2028	1,206	865	2,071	134	114	248
2029	1,088	765	1,853	137	90	227
2030	991	690	1,681	109	70	179
2031	938	595	1,533	99	59	158
2032	863	496	1,359	88	48	136
2033	819	345	1,164	82	39	121
2034	783	298	1,081	86	39	125
2035	737	256	993	76	30	106
2036	709	210	919	73	23	96
2037	682	151	833	70	18	88
2038	651	118	769	66	13	79
2039	619	90	709	67	24	91
2040-2044	2,631	302	2,933	292	49	341
2045-2049	2,060	-	2,060	244	-	244
2050-2054	1,730	-	1,730	232	-	232
2055-2059	1,294	-	1,294	185	-	185
Total discounted free surplus expected to emerge in the next 40 years	30,403	14,694	45,097	3,512	1,399	4,911

The discounted expected generation from all in-force business can be reconciled to the total embedded value for long-term business operations as follows:

31 Dec 2019 $m
Discounted expected generation from all in-force business for years 2020 to 2059	45,097
Discounted expected generation from all in-force business for years after 2059	3,892
Discounted expected generation from all in-force business at 31 December 2019	48,989
Free surplus of life operations held at 31 December 2019	5,395
Other items*	(205)
Total EEV for long-term business operations	54,179
* Other items represent the impact of the time value of options and guarantees and other non-modelled items.

C    Calculation of return on embedded value

Return on embedded value is calculated as the total post-tax EEV profit for the year as a percentage of closing EEV basis shareholders' equity.

	2019
	Asia	US	Central operations	Group total	Demerger related items*	Adjusted Group total (excluding demerger related items*)
EEV basis profit (loss) for the year from continuing operations, net of tax and non-controlling interests ($ million)	8,063	(2,025)	(1,886)	4,152	(528)	4,680
Closing EEV basis shareholders' equity ($ million)	39,235	16,342	(866)	54,711	(528)	55,239
Total return on shareholders' funds (%)	21%	(12%)	n/a	8%	n/a	8%

	2018†
	Asia	US
EEV basis profit for the year, net of tax and non-controlling interests ($ million)	4,808	1,052
Closing EEV basis shareholders' equity ($ million)	32,008	18,709
Total return on shareholders' funds (%)	15%	6%
* Demerger-related items comprise interest on the subordinated debt that was substituted to M&G plc prior to the demerger and one-off costs of the demerger.
†  Given the significant changes of Group shareholders' funds as a result of the demerger of the UK and Europe operations in October 2019, it is not meaningful to compare the 2019 and 2018 returns on shareholders' funds at a Group level. The 2018 comparatives have therefore excluded the presentation of a Group return on shareholders' funds. Additionally, the 2018 comparatives for Asia and US operations have been re-presented from those previously published to reflect the use of closing rather than opening shareholders' funds to be on a comparable basis with the 2019 calculation.

Operating return on embedded value is calculated as the post-tax EEV operating profit for the year as a percentage of closing EEV basis shareholders' equity.

	2019		2018
	Asia	US	Asia	US
EEV basis operating profit for the year from continuing operations, net of tax($ million)	6,138	1,782	6,070	2,828
Closing EEV basis shareholders' equity ($ million)	39,235	16,342	32,008	18,709
Operating return on shareholders' funds (%)	16%	11%	19%	15%

D    Calculation of EEV shareholders' funds per share

EEV shareholders' funds per share is calculated as closing EEV shareholders' equity divided by the number of issued shares at 31 December 2019 of 2,601 million (31 December 2018: 2,593 million). EEV shareholders' funds per share excluding goodwill attributable to shareholders is calculated in the same manner, except goodwill attributable to shareholders is deducted from closing EEV shareholders' equity. 2018 comparatives have been restated to show amounts attributable to continuing operations on a comparable basis.

	31 Dec 2019
	Asia	US	Other	Group total
Closing EEV shareholders' equity ($ million)	39,235	16,342	(866)	54,711
Less: Goodwill attributable to shareholders ($ million)	(796)	-	(26)	(822)
Closing EEV shareholders' equity excluding goodwill attributable to shareholders ($ million)	38,439	16,342	(892)	53,889
Shareholders' funds per share (in cents)	1,508¢	628¢	(33)¢	2,103¢
Shareholders' funds per share excluding goodwill attributable to shareholders (in cents)	1,478¢	628¢	(34)¢	2,072¢

	31 Dec 2018
	Asia	US	Other	Group total
Closing EEV shareholders' equity ($ million)	32,008	18,709	(4,616)	46,101
Less: Goodwill attributable to shareholders ($ million)	(634)	-	-	(634)
Closing EEV shareholders' equity excluding goodwill attributable to shareholders ($ million)	31,374	18,709	(4,616)	45,467
Shareholders' funds per share (in cents)	1,234¢	722¢	(178)¢	1,778¢
Shareholders' funds per share excluding goodwill attributable to shareholders (in cents)	1,209¢	722¢	(178)¢	1,753¢

E    Calculation of new business contribution/embedded value

New business contribution/embedded value is calculated as the post-tax EEV new business contribution for the year as a percentage of closing EEV basis shareholders' equity.

	2019		2018
	Asia	US	Asia	US
New business contribution ($ million)	3,522	883	3,477	1,230
Closing EEV basis shareholders' equity ($ million)	39,235	16,342	32,008	18,709
	9%	5%	11%	7%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 March 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer